Exhibit 99.1

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC ANNOUNCES THE TEMPORARY SUSPENSION IN THE TRADING OF ITS STOCK ON THE MEXICAN STOCK EXCHANGE AS A RESULT OF A DELAY IN FILING ITS 2015 ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS IN MEXICO

Guadalajara, Jalisco, May 31, 2016, Grupo Simec, S.A.B. de C.V. (the “Company”) announces that, as previously disclosed by the Company in the press release attached as Exhibit 99.1 to a Form 6-K furnished on April 29, 2016 to the Securities and Exchange Commission, the 2015 external audit report for Republic Steel—one of the Company’s subsidiaries in the United States—has not yet been completed due to a difference of opinion on the value assigned to certain fixed assets of Republic Steel’s plants, in particular the Lorain, Ohio plant, that temporarily suspended their activities due to the oil market conditions and to which the auditors intend to assign a liquidation value regardless of the U.S.$115 million invested in the plants during 2012 and 2013.

Consequently, the Company has not yet been able to file its 2015 annual report and audited financial statements with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, the “CNBV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., the “BMV”) as required by the Mexican Securities Market Law (Ley del Mercado de Valores) and the General Provisions Applicable the Issuers and Other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores). As a result, on May 30, 2016, the BMV announced the suspension in the trading of the Company’s stock on the BMV identified with the ticker symbol “SIMEC B.”

As of today, the audit of the Company’s Mexican and Brazilian subsidiaries has been concluded and the Company is working to complete and file its 2015 annual report and audited financial statements with the CNBV and the BMV as soon as possible.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico, Canada and Brazil. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Simec and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Grupo Simec is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.